      Exhibit 99.1

SPHERE 3D CORP.

BY-LAW NO. 2

A by-law relating generally to requirements for the advance notice of nomination of directors of Sphere 3D Corp. (the “Corporation”).

Adopted by the Board of Directors with immediate effect on May 10, 2017.

PART 1 - INTRODUCTION

1.1

The purpose of this Advance Notice By-law (the “Advance Notice By-law”) is to establish the conditions and a clear framework for nominating directors to the board of directors of the Corporation (the “Board”). This Advance Notice By-law fixes a deadline by which registered or beneficial owners of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information to be provided and other procedures to be followed, in respect of such nomination. This Advance Notice By-law will be subject to amendment from time to time.

PART 2 – NOMINATION OF DIRECTORS

2.1

Only persons who are nominated in accordance with the procedures set out in this Advance Notice By-law shall be eligible for election as directors to the Board. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

	(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of a shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or

(c)

by any person entitled to vote at such meeting (including on behalf of any beneficial shareholder entitled to vote at such meeting) (a “Nominating Shareholder”), who: (i) at the close of business on the date of the giving of the notice provided for in Section 2.2 below and on the record date for notice of such meeting, is either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) has given timely notice in proper written form as set forth in this Advance Notice By-law.

2.2

For a nomination made by a Nominating Shareholder to be a timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation at the principal executive offices of the Corporation:

(a)

in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), not later than the close of business on the 30th day before the date of the annual meeting of shareholders: provided, however, that if the first public announcement made by the Corporation of the date of the annual meeting of shareholders is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting of shareholders is made by the Corporation;

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders is made by the Corporation.

2.3	To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth or be accompanied by, as applicable:

	(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as director (a “Proposed Nominee”):

(i)	the name, age and business and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii)	whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iv)

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of the notice;

(v)

a description of any relationship, agreement, arrangement or understanding (including financial, compensation and indemnity related or otherwise) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee’s nomination and election as a director of the Corporation; and

(vi)

any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; and

(b)	as to each Nominating Shareholder giving the notice:

	(i)	their name, business and residential address;

(ii)

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of the notice;

(iii)

their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)

full particulars regarding any proxy, contract, relationship, agreement, arrangement or understanding (including financial, compensation and indemnity related or otherwise) pursuant to which such Nominating Shareholder, or any of its affiliates or associates or any person or entity acting jointly or in concert with such Nominating Shareholder, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board; and

(v)

any other information relating to the Nominating Shareholder that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

References to “Nominating Shareholder” in this section shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

2.4

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

2.5

Any notice or other document or information required to be given to the corporate secretary of the Corporation pursuant to this Advance Notice By-law may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery shall be deemed to have been made on the next following day that is a business day.

PART 3 – ADDITIONAL MATTERS

3.1

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Advance Notice By-law, and if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall not be considered at any meeting of shareholders.

3.2	The board may, in its sole discretion, waive any requirement of this Advance Notice By-law.

3.3

For the purposes of this Advance Notice By-law, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada and the United States, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.